Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption ‘Experts’ in the Registration Statement (Form F-3) and related Prospectus/Consent Solicitation Statement of Mittal Steel Company N.V. for the registration of a guarantee of 6.500% senior notes due 2014 issued by Mittal Steel USA Inc. and to the incorporation by reference therein of our report dated February 9, 2005, with respect to the consolidated balance sheet of Mittal Steel Holdings N.V. (formerly LNM Holdings N.V.) and subsidiaries as of December 31, 2004, and the related consolidated statements of income, comprehensive income, shareholder’s equity and cash flows for each of the two years in the period then ended, included in Mittal Steel Company N.V.’s Annual Report (Form 20-F) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
Rotterdam, The Netherlands
February 20, 2007
for Ernst & Young Accountants
/s/ M. Coenradie